UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41313

BROOKFIELD BUSINESS HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

Brookfield Place

225 Liberty Street, 8th Floor

New York, NY 10281-1048
(212) 417-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Exchangeable Subordinate Voting Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*

This Form 15 relates solely to the reporting obligations of Brookfield Business Holdings Corporation (formerly Brookfield Business Corporation) (“Old BBUC”) with respect to its class A exchangeable subordinate voting shares (“Old BBUC Exchangeable Shares”) and does not affect the reporting obligations of Brookfield Business Corporation (formerly 1559985 B.C. Ltd.) (the “Corporation”) as successor to Old BBUC and Brookfield Business Partners L.P. (“BBU”) pursuant to Rule 12g-3(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On March 27, 2026, pursuant to an arrangement agreement dated as of November 6, 2025, the Corporation, Old BBUC and BBU completed a court approved plan of arrangement under section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”), pursuant to which, among other things, holders of Old BBUC Exchangeable Shares and holders of BBU’s non-voting limited partnership units (“BBU Units”) received class A subordinated voting shares of the Corporation in exchange for their Old BBUC Exchangeable Shares and BBU Units on a one-for-one basis. As a result of the Arrangement, Old BBUC and BBU became subsidiaries of the Corporation.

Upon completion of the Arrangement, Old BBUC filed a post-effective amendment to its registration statement on Form F-3 (File No. 333-273180) to deregister any and all securities registered by Old BBUC thereunder. Accordingly, Old BBUC is filing this Form 15 to suspend its reporting obligations under Section 15(d) of Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Brookfield Business Holdings Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 13, 2026

BROOKFIELD BUSINESS HOLDINGS CORPORATION

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Managing Director and General Counsel